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April 20, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn: John Reynolds, Assistant Director

RE:                          New Laser Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed March 12, 2015

File No. 333-201839

Dear Mr. Reynolds:

Set forth below are the responses of New Laser Corporation (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 25, 2015 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-201839) filed with the Commission on March 12, 2015 (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment from the Comment Letter in bold text.  All references to page numbers and captions correspond to Amendment No. 2 to the Registration Statement (“Amendment No. 2”) unless otherwise specified.  A copy of Amendment No. 2 is enclosed and has been marked to show changes from Amendment No. 1 as originally filed.

Terms of the Transactions, page 12

Other Agreements, page 33

Escrow Agreement, page 33

1.                       We note your response to comment 4 and have reviewed the escrow agreement. Please disclose the target case sales. In addition, Section 2(a) of Exhibit A to the Form of Escrow Agreement (the Form of Transition Payment Agreement) refers to another Exhibit A, Case Sales represented by each of the Transferred Territories for the year ended December 31, 2013. Please file the latter Exhibit A.

Response:  The Company has considered the Staff’s request to disclose the target case sales and to file Exhibit A (Case Sales) to the Form of Transition Payment Agreement that is attached as Exhibit A to the Form of Escrow Agreement.

The Company respectfully advises the Staff that, as of April 6, 2015, distribution rights in the U.S. representing approximately 84% of the target case sales have been transitioned to TCCC’s distribution network.  In addition, the Company has sent notices of termination representing an additional 5% of the affected third-party distributors, and the associated distribution rights for those territories will be transitioned to TCCC’s distribution network effective as of May 11, 2015.  As a result, it is anticipated that $125 million will be held in escrow at the closing, with the remaining $500 million to be paid to the Company at closing.  In other words, 80% of the original expected $625 million holdback will be paid to the Company at the closing.  The Company does not believe that the target case sales amount or the Case Sales exhibit is material to an investment decision relating to the Company’s securities and should be permitted to be omitted in accordance with Item 601(b)(2) of Regulation S-K due to (1) the significant reduction of the percentage of transaction proceeds to be placed in escrow, (2)  the fact that the $125 million to be held back at closing of the Transactions is not material to the Company, and (3) the fact that the target case sales amount and the detailed information contained on the Case Sales exhibit would not be meaningful to investors because investors would be unable to determine from the exhibit which territories have not yet been transferred.

Material US Federal Income Tax Consequences of the Transactions, page 38

2.                       Please revise the disclosure in this section to clearly identify and articulate the opinion being rendered.

Response:  The Company has revised the disclosure on page 38 in accordance with the Staff’s comment.

Monster Beverage Corporation and Subsidiaries Unaudited Pro forma Condensed Combined Financial Information, page 40

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 45

3.                       We note your responses to our prior comments 14 and 15 but do not believe that the revisions made to the pro forma financial information were fully responsive to our prior comments. Please revise the introductory paragraph or the notes to the pro forma financial information to explain why you believe achievement of the milestones required under the escrow arrangement as described on page 33 of the registration statement is factually supportable and a receivable for the full $625 million should be recorded in your pro forma balance sheet. Your revised disclosure should be presented in a level of detail consistent with that provided in your response to our prior comment 15.

Response:  The Company respectfully advises the Staff that, as described above in response to the Staff’s Comment #1, it is anticipated that $125 million will be held in escrow at the closing, with the remaining $500 million to be paid to the Company at closing.  In addition, the Company has sent notices of termination to an additional 5% of the affected third-party distributors, and the associated distribution rights for those territories will be transitioned to TCCC’s distribution network effective as of May 11, 2015.  The Company expects to commence steps to transition at least another 6% following the closing of the Transactions, which will, in due course, result in the release of all remaining amounts held in escrow.  As a result, the Company believes the achievement of the milestones required for the release of the full $625 million is probable.

The Company has revised its disclosure on pages 33 and 41 to reflect this updated information and has also revised its disclosure in Note 1 to the pro forma financial information on page 45 in accordance with the Staff’s comment in order to present a level of detail consistent with that provided in our response to the Staff’s prior Comment #15 (as updated hereby).

4.                       In a related matter, given that you are currently pursuing arbitration with 65 independent distributors that have challenged your right to terminate their distribution agreements and/or the amount of compensation owed to them as described in the last paragraph on page 9 under “Risk Factors”, please explain how these pending arbitration proceedings were considered in your determination that collection of the full $625 million to be placed in escrow, and released upon achievement of the related transition milestones, is factually supportable.

Response:  The Company respectfully advises the Staff that it considered the fact that approximately 65 independent distributors have challenged Monster’s right to terminate and/or the amount of compensation owed to them.  As described on page 33 of Amendment No. 2, the escrow releases are triggered by the transition of distribution rights in the U.S. to TCCC’s distribution network, calculated based on the applicable percentage of target case sales transferred.  To date, as described above in the Company’s response to Comments #1 and #3, 84% of the target case sales have been transitioned, meaning that the condition to release of $500 million of the $625 million escrow has been satisfied.  As a result, the Company does not believe that the ongoing dispute with the independent distributors, in which the distributors have not sought and are not seeking an injunction to stop the termination of the agreements or the associated transition of distribution to TCCC’s distribution network, impacts its determination that collection of the full $625 million is factually supportable.

3. Preliminary Transaction Consideration Allocation, page 46

5.                       We note from your response to prior comment 21 that you have not yet determined what your reportable segments will be following the Transactions and therefore you are currently unable to provide expected goodwill by reportable segment. However we also note from page 110 of the 10-K for the year ended December 31, 2014 filed on March 2, 2015 by Monster Beverage Corporation that following the consummation of the TCCC Transaction, you anticipate you will have two operating and reporting segments which are Concentrate and Finished Products. Please clarify why you cannot determine the amount of goodwill to be allocated to each of these segments or revise accordingly in your next amendment to the registration statement.

Response:  The Company respectfully advises the Staff that, while it anticipates it will have two operating and reporting segments, a final decision has not been made.  As a result, the Company has not commenced the process of assigning goodwill to its operating and reporting segments as required by ASC 350-20-35-41 through ASC 350-20-35-44.

6.                       We note from your revised disclosure on page 48 in response to our prior comment 22 that you used a 20% expected change in your stock price in your sensitivity analysis. We also note from your disclose on page 104 of Form 10-K for the year ended December 31, 2014 filed on March 2, 2015 by Monster Beverage Corporation that the expected volatility of your stock was 41.4%, 47.5% and 48.1% for the years 2014, 2013 and 2012, respectively. Please clarify for us why you believe the 20% used in the sensitivity is reasonable in light of the significantly higher volatility associated with your common shares.

Response:  The Company respectfully advises the Staff that the expected volatilities of 41.4%, 47.5% and 48.1% above represent historical volatilities over 5.8-year, 5.7-year and 5.4-year periods, respectively.  The Company believes the 20% used in the sensitivity analysis is more reflective of the shorter time period expected between the most recent practical date of April 8, 2015 and the closing of the Transactions (the Company anticipates that the closing of the Transactions will occur within the next 60 days).  The Company’s closing stock price high and low for the 60-day period from February 9, 2015 to April 8, 2015 was $141.23 and $115.94, respectively, an approximate 21.8% variance.

7.                       We note the disclosures that have been added to pages 48 and 49 in response to our prior comment 18. However, based on your revised disclosures, we are still unclear as to how the value assigned to the 22.3 million shares issued to TCCC for cash was determined. Please revise Note 3 to clearly explain how the fair value of these shares was determined. If a valuation other than the quoted market price of the Company’s common shares was used, please explain in further detail your basis or rationale for the valuation used.

Response:  The Company respectfully advises the Staff that, consistent with its discussion with the Staff on March 27, 2015, it has revised its disclosure in Note 3 on page 49 of Amendment No. 2 as requested by the Staff.

8.                       In a related matter, please explain why the preliminary fair value of KO Energy as described in fifth paragraph on page 48 of $862 million, which approximated the negotiated price for KO Energy based on the closing market price of the Company’s common stock on August 14, 2014 of $71.65 per share, does not agree to the amount reflected in the allocation schedule included as Exhibit K to the Transaction Agreement dated August 14, 2014.

Response:  The Company respectfully advises the Staff that, consistent with its discussion with the Staff on March 27, 2015, the amounts reflected in the allocation schedule included as Exhibit K of the Transaction Agreement represented the preliminary estimate of the purchase price allocation agreed to by the parties at the time the parties signed the Transaction Agreement.  The amounts included in the pro forma financial statements represent the GAAP preliminary purchase price allocation determined in accordance with ASC 820 and ASC 805.

Note 4. Pro Forma Adjustments and Assumptions, page 49

9.                       Refer to footnote K – Please revise footnote K to indicate that the value of the Company’s common shares to be issued to KO Energy is approximately $140.69 per share, the closing price of the Company’s common stock on March 3, 2015, consistent with the disclosure provided on page 48 in Note 3.

Response:  The Company has revised the disclosure in footnote K on page 53 of Amendment No. 2 in accordance with the Staff’s comment to include the value of the Company’s common shares as of the most recent practical date.

10.                Refer to footnote O – We note the changes made to pages 53 and 54 in response to our prior comment 28 but do not believe the changes made were fully responsive to our comment. As previously requested, please revise to disclose the significant assumptions that were used to calculate or determine the portion of adjustment 4O that related to sales commissions, net of certain marketing expense reimbursements in the amount of $18,300. Also, please explain how these expenses are “contractually part of the Transactions” as you have disclosed on page 54.

Response:  The Company has revised the disclosure in footnote O on page 55 of Amendment No. 2 in accordance with the Staff’s comment.

Exhibits

11.                We note that you have filed the coordination and distribution agreements as exhibits to Exhibit 2.1. However, we note that the agreements are missing exhibits, schedules and/ or attachments. Similarly, we note the reference to the Beverage Bases Schedule to Exhibit I. Please file these exhibits in their entirety or advise why you believe they are not required to be filed.

Response:  The Company has re-filed Exhibit 2.1 to include the exhibits to Exhibits B and C (the distribution coordination agreements) and the beverage bases schedule to Exhibit I (the beverage base supply term sheet).  The Company respectfully notes that it has also requested confidential treatment with respect to certain of these exhibits.

With respect to Exhibit F to Exhibit 2.1 (the form of amended CCR agreement), the Company advises the Staff that Monster Beverage Corporation, through its operating subsidiary, Monster Energy Company, and Coca-Cola Refreshments USA, Inc. entered into an amended and restated distribution agreement (the “CCR Distribution Agreement”), dated as of March 18, 2015.  As a result, the CCR Distribution Agreement supersedes the form of amended CCR agreement filed with Amendment No. 1 on March 12, 2015.  The Company has therefore filed the executed CCR Distribution Agreement as Exhibit 10.1 to the Registration Statement, and the Company respectfully notes that it has also requested confidential treatment with respect to certain provisions of the CCR Distribution Agreement and its exhibits.

12.                We note your response to comment 37. Please provide a more detailed analysis regarding the distribution agreements referenced in Exhibit 2.1 as Exhibits G, H-1 and H-2 to Exhibit 2.1. Please clarify whether these agreements will be entered into with companies controlled or owned by TCCC. If so, provide additional analysis. Provide additional analysis regarding Exhibit D to Exhibit 2.2.

Response:  The Company has considered the Staff’s comment and has re-filed Exhibit 2.1 to include Exhibits G, H-1 and H-2 thereto (and the exhibits to such exhibits) and has also re-filed Exhibit 2.2 to include Exhibit D to Exhibit 2.2.  The Company respectfully notes that it has also requested confidential treatment with respect to certain of the exhibits.

Exhibit 3.4

13.                We note that the form of amended and restated by-laws contains an exclusive forum clause. In an appropriate location in the prospectus, please disclose the existence of this provision and its effect on investors.

Response:  The Company has revised the disclosure on pages 11 and 13 of Amendment No. 2 in accordance with the Staff’s comment.

Exhibit 8.1

14.                Please revise the tax opinion to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of named counsel. For guidance See SLB 19 Section III.B.2 and III.C.2.

Response:  The Company has re-filed Exhibit 8.1 with revised disclosure in accordance with the Staff’s comment.

* * * * * * *

The Company believes that the information contained in this response letter, together with the revised disclosure in Amendment No. 2, is responsive to the Staff’s comments set forth in the Comment Letter.

Should you have any questions, please contact me at (212) 326-8319 or by e-mail at amlevine@jonesday.com.

Thank you for your continued assistance.  We look forward to the receipt of any additional questions or comments the Staff may have.

Very truly yours,

/s/ Andrew M. Levine
Andrew M. Levine

cc:	Hilton H. Schlosberg (New Laser Corporation)
Paul Dechary (Monster Beverage Corporation)
Robert A. Profusek (Jones Day)